UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-40724

Ridgetech, Inc.

(Translation of registrant’s name into English)

Ming Zhao

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province

People’s Republic of China, 310008

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Ridgetech, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following press release:

Exhibit No.	Description of Exhibit
99.1	Press Release dated April 3, 2026, announcing the Company will effect its 1-for-150 Reverse Share Split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2026	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer

2